SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.
(Amendment No. 3)*

Hims & Hers Health, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

433000 106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	433000 106
                    See response in row 7.
1	NAMES OF REPORTING PERSONS

Jack Abraham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,324,396[1]

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
9,324,396[1]

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,324,396[1]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%[2]

12	TYPE OF REPORTING PERSON*
IN

1
Consists of (i) 68,475 shares of Class A Common Stock held by Atomic Incentives, LLC (“Incentives”), (ii) 319,693 shares of Class A Common Stock held by Atomic Labs I, L.P. (“Labs I”), (iii) 238,967 shares of Class A Common Stock held by Atomic Labs I-B, L.P. (“Labs I-B”), (iv) 4,039,801 shares of Class A Common Stock held by The Jack Abraham Living Trust (“Living Trust”), (v) 2,541,558 shares of Class A Common Stock held by The Jack Abraham 2020 Irrevocable Trust A (“Abraham Trust”), (vi) 55,206 shares of Class A Common Stock held by Atomic GP II, LLC (“Atomic GP II”), (vii) 2,030,303 shares of Class A Common Stock held by Atomic Labs II L.P. (“Labs II”) and (viii) 30,393 shares of Class A Common Stock held by Atomic Labs, LLC (“Labs LLC”). Mr. Abraham is the sole manager of Labs LLC, which is the sole member of Incentives and, as such, may be deemed to hold voting and dispositive power with respect to the securities held by Labs LLC and Incentives. Mr. Abraham is the sole managing member of Atomic Labs GP I, LLC, which is the general partner of Labs I and Labs I-B and, as such, may be deemed to hold voting and dispositive power with respect to the securities held by Labs I and Labs I-B. Mr. Abraham may be deemed to hold voting and dispositive power with respect to the securities held by Living Trust. Mr. Abraham may be deemed to hold voting and dispositive power with respect to the securities held by Abraham Trust. Mr. Abraham is a managing member of Atomic GP II and, as such, may be deemed to hold voting and dispositive power with respect to the securities it holds. Mr. Abraham is a managing member of Atomic GP II, which is the general partner of Labs II and, as such, may be deemed to hold voting and dispositive power with respect to the securities held by Labs II. The Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of such securities held by entities affiliated with him except to the extent of his indirect pecuniary interest therein, if any.

2
The percentage calculation is based on a total of 203,615,885 shares of Class A Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP NO.	433000 106

Item 1(a)	Name of Issuer:

Hims & Hers Health, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

2269 Chestnut Street, #523, San Francisco, California 94123

Item 2(a)	Name of Person Filing:

Jack Abraham

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o Atomic Labs, LLC, 215 NW 24th Street, Suite 400, Miami, FL 33127

Item 2(c)	Citizenship:
See Row 4 of cover page for the Reporting Person

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 (“Class A Common Stock”)

Item 2(e)	CUSIP No.:

433000 106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

The following information with respect to the ownership of the Class A Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 2023:

(a)	Amount beneficially owned: See Row 9 of cover page for the Reporting Person.

(b)	Percent of class: See Row 11 of cover page for the Reporting Person.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: See Row 5 of cover page for the Reporting Person.

	(ii)	Shared power to vote or direct the vote: See Row 6 of cover page for the Reporting Person.

	(iii)	Sole power to dispose or direct the disposition: See Row 7 of cover page for the Reporting Person.

	(iv)	Shared power to dispose or direct the disposition: See Row 8 of cover page for the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO.	433000 106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: February 14, 2024

JACK ABRAHAM

By:	/s/ Jack Abraham
Name:	Jack Abraham